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                                                            EXHIBIT 11
                                                        ALLTEL CORPORATION
                                           STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
                                     (Dollars and Shares in Thousands, except per share amounts)

    For the Years Ended December 31,                      1996           1995            1994           1993            1992

    Net income applicable to
      common shares                                   $290,666       $353,458        $270,521        $260,439       $226,894
    Adjustments for convertible securities:
      preferred stocks                                     220            236             258             293            355

    Net income applicable to common
      shares, assuming conversion
      of above securities                             $290,886       $353,694        $270,779        $260,732       $227,249


    Average common shares outstanding
      for the year including equivalents               190,370        190,072         189,454         187,665        185,672
    Increase in shares which would
      result from conversion of
      convertible preferred stocks                         559            603             670             755            905
    Average common shares, assuming
      conversion of the above securities               190,929        190,675         190,124         188,420        186,577


    Earnings per share of
      common stock:

      Primary                                            $1.53          $1.86           $1.43           $1.39          $1.22
      Fully-diluted                                      $1.52          $1.85           $1.42           $1.38          $1.22

    Note:  Amounts have been restated for mergers accounted for as a pooling-of-interests.
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